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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


(CHECK ONE):  / /Form 10-K  / /Form 11-K / /Form 20-F /X/Form 10-Q / /Form N-SAR

                         For Period Ended: June 30, 2001

  READ INSTRUCTIONS (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Rhythms NetConnections Inc.
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Full Name of Registrant

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Former Name if Applicable

9100 East Mineral Circle
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Address of Principal Executive Officer (Street and Number)

Englewood, CO 80112
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City, State and Zip Code

PART II - RULES 12B-25B AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof, could not be filed within the prescribed time period.

     On August 1, 2001 (the "Commencement Date"), Rhythms NetConnection Inc. (the "Company") and all of its U.S. wholly-owned subsidiaries filed voluntary petitions for relief under Chapter 11 of the Code in the U.S. Bankruptcy Court for the Southern District of New York (the "Bankruptcy Case"). Over the last eight
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months, the Company has significantly downsized its operations and significantly reduced its workforce, management and administrative staff. As of December 31, 2000, the Company employed approximately 2000 full time employees ("FTEs"). As of August 10, 2001, the Company employed approximately 240 FTEs and the number of FTEs in the accounting and finance department was
31. In addition, pursuant to a voting agreement entered into between the Company and the holders of more than two-thirds of the principal amount of the Company's 13 1/2% Senior Discount Notes Due 2008, 12 3/4% Senior Notes Due 2009 and 14% Senior Notes Due 2010, the Company has agreed to reduce the number of its FTEs to 70 by September 12, 2001. This will result in a reduction in the total number of accounting and finance department FTEs to approximately 13 on or before September 12, 2001. On August 10, 2001, the Company also delivered notices to all of its customers advising them that it would be shutting down its network in 31 days and conducting an auction of its business/assets on September 11, 2001.

     Because of the Company's lack of resources, in terms of both the lack of personnel available to work on the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001 (the Q-2 2001 10-Q) as well as the cost of preparing the Q-2 2001 10-Q, the devotion by the Company of substantially all of its accounting and finance resources to the preparation and filing of the Bankruptcy Case, the decline in the number of FTEs in the Company's accounting and finance department since December 31, 2001, the additional FTE reduction scheduled for September 12, 2001 and the ongoing demands on the time of the remaining accounting and finance personnel following the Commencement Date and again following September 12, 2001 (including, but not limited to, the maintenance of the Company's remaining operations, negotiations with its lenders, negotiations with potential strategic and financial partners, shutting down its network, continuing to collect and pay post-petition revenues and expenses, responding to requests for information from the creditors committee and potential strategic and financial partners, reconciling and resolving proofs of claim, pursuing the Company's litigation claims, managing the pending and new litigation claims against the Company, reviewing all of its executory contracts to determine which ones it will assume and which ones it will reject, formulating and preparing a plan of reorganization and disclosure statement, and preparing monthly operating reports for the U.S. Trustee and the Bankruptcy Court), the Company does not have, and will not have, the resources necessary to prepare and properly review the reports it is required to file under the 1934 Act going forward.

     Today, the Company is filing with the Staff a no action request seeking confirmation that the Staff that it will not recommend an enforcement action to the Commission if, while the Bankruptcy Case, is pending, the Company files, under cover of Current Reports on Form 8-K, copies of the Monthly Reports the Company files with the Bankruptcy Court and the U.S. Trustee's Office, in lieu of filing Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             John L. Ruppert                  (303)                 223-1100
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                 (Name)                     (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). /X/ Yes / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? /X/ Yes / / No
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If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See Part III, Narrative, above for a discussion of (a) the reduction over the past 12 months in the number of FTEs employed by the Company, the number of its operational central offices and the number of markets in which it operates,
(b) the pending shutdown of the Company's network and (c) the scheduled auction of the Company's business/assets on September 11, 2001.

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                           Rhythms NetConnections Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2001                   By /s/ J. W. Braukman, III
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                                           J. W. Braukman, III
                                           Chief Financial Officer